# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERVOTRONICS INC /DE/, CIK 0000089140
CUSIP: 817732100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059
Date of event which requires filing of this statement: 01/09/2025
Amends the filing with accession number 0001193125-22-305969
Filed by CIK 0001956975
Persons authorized to receive notices and communications: Paul L. Snyder III, 450 Corporate Parkway, Suite 100, Amherst, New York (NY), 14226, (716) 316-5964

## Reporting persons
- Beaver Hollow Wellness, LLC (CIK 0001956975): type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Founders Software, Inc. (CIK 0001959069): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Snyder Paul L. III (CIK 0001958999): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)
- Kathleen Ann Scheffer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,173; shared voting power 0; sole dispositive power 2,173; shared dispositive power 0; aggregate amount beneficially owned 2,173 (0.1% of the class)
- Charles C. Alfiero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christine R. Marlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael W. Dolpp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Para Bellum Consulting, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 388,745; sole dispositive power 0; shared dispositive power 388,745; aggregate amount beneficially owned 388,745 (15.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SERVOTRONICS INC /DE/
Address of issuer's principal executive offices: 1110 MAPLE ST, 1110 MAPLE ST, ELMA, New York (NY), 14059

## Item 2. Identity and Background
Name of person filing:
(a) This statement is filed by: (i) Beaver Hollow Wellness, LLC, a New York limited liability company (BHW), with respect to the shares of Common Stock directly held by BHW; (ii) Founders Software, Inc., a Nevada corporation (Founders Software), which is a member of, and holder of approximately 92 percent of the issued and outstanding membership interest of BHW, with respect to the shares of Common Stock directly held by BHW; (iii) Paul L. Snyder III, who is the indirect, majority shareholder and Chairman of the Board of Directors of Founders Software, with respect to the shares of Common Stock directly held by BHW, and as a nominee for election to the board of directors of the Issuer; (iv) Para Bellum Consulting, Inc., a New York corporation (Para Bellum), which is a member of and holder of approximately 8 percent of the issued and outstanding membership interest of BHW, with respect to the shares of Common Stock directly held by BHW; (v) Kathleen Ann Scheffer, with respect to the shares of Common Stock directly held by Ms. Scheffer; (vi) Charles C. Alfiero, as a nominee for election to the board of directors of the Issuer; (vii) Christine R. Marlow, as a nominee for election to the board of directors of the Issuer; (viii) Michael W. Dolpp, as a nominee for election to the board of directors of the Issuer.
Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Para Bellum and Founders Software are party to that certain Amended and Restated Voting Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: (b) The address of the principal office of each of BHW, Founders Software and Mr. Snyder is 450 Corporate Parkway, Amherst, New York 14226. The principal business address of Para Bellum is 2370 Lewis Road, South Wales, New York 14139. The principal business address of Ms. Scheffer is 960 Porterville Road, East Aurora, New York 14052. The principal business address of Ms. Marlow is 3801 Nutwood Lane, Plano, Texas 75074. The principal business address of Mr. Dolpp is 8749 Hearthstone Drive, East Amherst, New York 14051. The principal business address of Mr. Alfiero is 52 South Union Road, #102, Williamsville, New York 14221.
Present principal occupation or employment: (c) The principal business of BHW is the ownership and leasing of real property and the management of other assets. The principal business of Founders Software is its operation as a software development company. The principal occupation of Mr. Snyder is serving as the Chairman of Founders Software and as the Chief Executive Officer of BHW. The principal business of Para Bellum is management consulting to various companies across various lines of business. The principal occupation of Ms. Scheffer is a legal secretary. The principal occupation of Ms. Marlow is Owner and Manager of J & C Consulting, LLC, a company providing executive support and consulting services to companies with annual revenues of approximately $50M and owner and Manager of G4Grads, LLC a company that sells custom engraved handguns to law enforcement and military personnel. The principal occupation of Mr. Dolpp is retired. The principal occupation of Mr. Alfiero is Managing Member of Alfiero Family, LLC, a limited liability company primarily engaged in the management of a portfolio of public and private entities and Executive Director of Foundation 214, Inc., a private foundation which is invested in a portfolio of companies and designed to make grants to charitable organizations providing assistance to children, the elderly and veterans in healthcare and education.
Criminal convictions in the last five years: (d) During the last five years, Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (f) BHW is a New York limited liability company. Founders Software is a Nevada corporation. Para Bellum is a New York corporation. Mr. Snyder, Ms. Scheffer, Ms. Marlow, Mr. Dolpp, and Mr. Alfiero are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On 12/06/2022, the Estate of Nicholas Trbovich, Sr. (the Estate) contributed 294,643 shares of Common Stock to BHW in exchange for the issuance by BHW to the Estate of limited liability company membership interests in BHW. Pursuant to a Contribution and Sale Agreement dated 04/19/2023, the Estate contributed an additional 75,893 shares of Common Stock to BHW in exchange for limited liability company membership interests in BHW and sold 13,393 shares of Common Stock to BHW in exchange for cash, in each case based on assumed share value of $11.20 per share (the April 2023 Estate Transactions). The cash purchase price was paid from BHWs working capital. Also, pursuant to a Contribution Agreement dated 04/26/2023, Kenneth D. Trbovich contributed 77,978 shares of Common Stock to BHW in exchange for limited liability company membership interests in BHW (the April 2023 KDT Transaction, and together with the April 2023 Estate Transactions, the 'April 2023 Transactions'). On 09/30/2024, BHW redeemed the Estates interest in BHW, Mr. Trbovich transferred his membership interest in BHW to Para Bellum, and the members of BHW (Para Bellum and Founders Software) executed an Amended and Restated Voting Agreement dated as of 09/30/2024 (the September 2024 Transactions). Ms. Scheffer directly owns 2,173 shares of Common Stock, which she inherited from her father, Mr. Nicolas D. Trbovich, Sr., after his death.

## Item 4. Purpose of Transaction
Purpose of transaction:
Initially, the Reporting Persons acquired the shares of Common Stock of the Issuer for investment purposes. The Reporting Persons have reviewed their investment in the Issuer on a continuing basis. The Reporting Persons may in the future, from time to time, dispose of some or all of the securities of the Issuer beneficially owned by them and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. On 01/09/2025, Ms. Scheffer delivered a letter to the Issuer (the Nomination Letter) nominating a slate of highly qualified director candidates: Ms. Marlow, Mr. Snyder, Mr. Dolpp, and Mr. Alfiero (collectively, the Nominees) for election to the board of directors at the Issuers 2025 annual meeting of stockholders (the Annual Meeting). The Reporting Persons may have conversations with Issuers management and members of the board of directors, and other stockholders, to discuss the Nomination Letter, representation on the board of directors, the Reporting Persons ideas as to how the Issuer may be able to maximize product sales and development and more generally to enhance shareholder value.
Except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of the shares of Common Stock reported as owned pursuant to this Schedule 13D is based upon 2,554,236 shares of Common Stock issued and outstanding as of 10/25/2024, as reported in the Issuers Quarterly Report on Form 10-Q for the quarterly period ended 09/30/2024 filed with the Securities and Exchange Commission (the SEC) on 11/08/2024.
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Each Reporting Person, as a member of a group with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein
Transactions in the class effected during the past sixty days: (c) The Reporting Persons did not enter into any transactions in the shares of Common Stock within the past sixty days.
Other persons with the right to receive dividends or sale proceeds: (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with September 2024 Transactions, Para Bellum and Founders Software entered into an Amended and Restated Voting Agreement dated as of 09/30/2024 (the Amended and Restated Voting Agreement) which governs the voting, transfer, direction of dividend and disposal rights of the shares. The foregoing description of the Amended and Restated Voting Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On 01/09/2025, BHW, Founders Software, Para Bellum, Mr. Snyder, Ms. Scheffer, Ms. Marlow, Mr. Dolpp, and Mr. Alfiero entered into a Group Agreement (the Group Agreement) in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the Annual Meeting (the Solicitation), (c) the Reporting Persons agreed not to make any filing with the SEC, issue any press releases, or issue any stockholder communications related to the Solicitation, without the prior written consent of BHW, and (d) BHW agreed to bear all expenses incurred in connection with the Solicitation, subject to certain limitations. The foregoing description of the Group Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.
Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* Amended and Restated Voting Agreement, dated as of September 30, 2024

Exhibit 99.2* Group Agreement, dated as of January 9, 2025

## Signatures
- Beaver Hollow Wellness, LLC: /s/ Paul L. Snyder III, Paul L. Snyder III/Chief Executive Officer (01/13/2025)
- Founders Software, Inc.: /s/ Paul L. Snyder III, Paul L. Snyder III/Chairman (01/13/2025)
- Snyder Paul L. III: /s/ Paul L. Snyder III, Paul L. Snyder III (01/13/2025)
- Kathleen Ann Scheffer: /s/ Kathleen Ann Scheffer, Kathleen Ann Scheffer (01/13/2025)
- Charles C. Alfiero: /s/ Charles C. Alfiero, Charles C. Alfiero (01/13/2025)
- Christine R. Marlow: /s/ Christine R. Marlow, Christine R. Marlow (01/13/2025)
- Michael W. Dolpp: /s/ Michael W. Dolpp, Michael W. Dolpp (01/13/2025)
- Para Bellum Consulting, Inc.: /s/ Kenneth D. Trbovich, Kenneth D. Trbovich/President (01/13/2025)